FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2003

Commission File Number          0-27322

Mountain Province Diamonds Inc.

(Translation of registrant’s name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466-1411 Fax: (909) 466-1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

March 20, 2003	OTCBB: MPVI TSX:MPV

MOUNTAIN PROVINCE DIAMONDS INC. PROVIDES AN
EXPLORATION UPDATE ON DRILLING NEAR
THE FARADAY KIMBERLITE BODY

Encouragingly thick kimberlite intersections encountered

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that exploration drilling of two holes south of the Faraday kimberlite body has been completed. Both holes intersected kimberlite with horizonatal projections of 5.6 m and 21.5 m respectively. These kimberlite intersections are encouragingly thick. The Faraday kimberlite body is located in the joint-venture’s AK leased claims situated in the Northwest Territories of Canada. It is approximately 12 km northeast of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The Faraday kimberlite body was discovered in the spring of 1999. It is located approximately 12 km northeast of Kennady Lake and three km north-northeast of the Kelvin kimberlite body. Three drill holes into the Faraday body in 1999 intersected kimberlite with intersections of 9.0 m, 15.5 m and 23.1 m horizontally projected respectively. The largest distance between intersections was approximately 60 m. Another hole drilled in 1999 intersected 1.54 m of kimberlite approximately 160 m northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite (with the thickest intersection being 1.74 m) approximately 600 m to the southwest of the Faraday body. It is suspected that the kimberlite intersections to the north and south of the Faraday body are probably connected to the Faraday body with a kimberlite bearing dyke structure that pinches and swells. Micro diamond results of kimberlite samples collected from the 1999 holes drilled into the Faraday body indicated that the micro diamond counts for the Faraday body are very similar to those for the 5034 and Hearne pipes.

A ground gravity survey and detailed ground magnetic survey conducted in the current winter program covered the Faraday body and went approximately 600 m to the south along the suspected structure connecting the Faraday body and the 2001 hole that intersected some kimberlite. The main purpose of the survey was to identify wider areas along the observed dyke structure. Several such areas were identified and two of the better target areas were drilled.

The first target, a magnetic anomaly, was approximately 100 m southwest of the Faraday body and 5.6 m of kimberlite horizontally projected was intersected. The kimberlite contained some country rock. The second target, a gravity anomaly, was approximately 520 m southwest of the Faraday body and approximately 80 m north of the 2001 drill hole. Kimberlite was encountered just below the lake bottom and 21.5 m of kimberlite horizontally projected was intersected. The recovered kimberlite will be sent for petrographic analysis and micro diamond recovery. Once those results are available, additional work as appropriate will be planned.

The Company is very pleased with the results and encouraged by the thicknesses of the kimberlite intersections, which clearly indicate that thicker sections occur along the dyke structure.

Separately, the Company is still expecting to receive the modeled revenue per tonne values for the 5034 and Hearne pipes from De Beers before the end of the month.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.

(Registrant)

Date March 20, 2003	By:	/s/ “PRADEEP VARSHNEY”

(Print) Name: Pradeep Varshney
Title: Chief Financial Officer